Exhibit 99.3

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement: 1

Company Name: Tomkins plc

Full Issuer Name:  Tomkins plc

AVS Security Number: Unknown

Release Date: IMMEDIATELY

Release Time: IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:  Denise Burton

Tel No: 020 8871 4544

Announcement Given to Third Parties:

Amendment: No

Headline:  Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of Company: Tomkins plc

2 Name of director: Anthony John Reading

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): As 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary: Exercise of option under the Tomkins Savings Related Share Option Scheme No. 2.

7 Number of shares/amount of stock acquired: 7,422

8 Percentage of issued class: 0.00096%

9 Number of shares/amount of stock disposed: Not applicable

10 Percentage of issued class: Not applicable

11 Class of security: Ordinary shares of 5p each

12 Price per share: 232.40p

13 Date of transaction: 6 September 2002

14 Date company informed: 6 September 2002

15 Total holding following this notification: 482,422

16 Total percentage holding of issued class following this notification:
0.06241%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification.

23 Contact name for queries: Denise Burton

24 Contact telephone number: 020 8871 4544

25 Name of company official responsible for making notification: Denise Burton - Deputy Company Secretary